Prospectus Supplement dated September 4, 2012	Filed pursuant to Rule 424(b)(3)
To Prospectus dated November 10, 2011	File No. 333-177897

TSYS Dividend Reinvestment and Direct Stock Purchase Plan

This is a prospectus supplement to the Prospectus dated November 10, 2011 (the “Prospectus”), which relates to the TSYS Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”). The information set forth below is intended to amend, in each case to the extent the context requires, those sections originally set forth in the Prospectus. All other sections originally set forth in the Prospectus are unchanged.

Change to Administrator of the Plan

Total System Services, Inc. (“TSYS”) has appointed American Stock Transfer & Trust Company, LLC (the “Administrator” or “AST”) to administer the Plan and act as agent for the participants. As a result, all references in the Prospectus to the former administrator are changed to AST.

Inquiries about the Plan or your Participation in the Plan

For information about the Plan, your participation in the Plan or shares in your account, you can contact AST, the Administrator of the Plan, as follows:

Internet: You can enroll, change your dividend election, obtain information, and perform certain transactions on your account online via www.amstock.com. To gain access, you will need your Social Security number and AST ten (10) digit account number. You may also apply for a personal identification number, or PIN, online.

Telephone: You may contact the Administrator at the following toll-free number within the United States and Canada:

1-877-833-6707

An automated voice response system is available 24 hours a day, 7 days a week. Customer Service Representatives are available from 8:00 a.m. to 7:00 p.m., Eastern Time, Monday through Friday (except holidays).

In Writing: You may make written inquiries of the Administrator at the following address:

American Stock Transfer & Trust Company, LLC

Attn: Shareholder Relations Department

6201 15th Avenue

Brooklyn, New York 11219

You may also make Plan transactions by contacting the Administrator at the following address:

American Stock Transfer & Trust Company, LLC

Attn: Plan Administration Department

P.O. Box 922

Wall Street Station

New York, New York 10269-0560

Be sure to include your name, address, daytime phone number and a reference to TSYS on all correspondence.

Other Changes to the Plan

In connection with the change to the Administrator of the Plan, we have made some minor changes to the terms of the Plan, effective as of September 4, 2012. These are described below.

	Terms Prior to 9/4/12	Terms as of 9/4/12
Initial Enrollment Fee	A one time enrollment fee of $15 is charged for interested investors who are not already shareholders.	No enrollment fee is charged for interested investors who are not already shareholders.
Making Additional Cash Investments By Check or Automatic Withdrawal from your Bank Account	You may not sell or withdraw shares purchased by check for a period of 14 days from the receipt of the check. The Administrator will deduct a processing fee of $2.50 per check.	You may not sell or withdraw shares purchased by check for a period of 10 days from the receipt of the check. The Administrator will deduct a processing fee of $1.00 per check. Additional shares may be sold from your account to cover any returned check fees charged as a result of insufficient funds. For shares purchased by automatic withdrawal from your bank account, additional shares may be sold from your account to cover any direct debit fees charged as a result of insufficient funds.
Pricing of Shares Purchased on the Open Market	For shares purchased in the open market, your price per share will be the weighted average price of shares purchased to satisfy Plan requirements after the deduction of any applicable trading and service fees, with fractional shares calculated to four decimals.	For shares purchased in the open market, your price per share will be the weighted average price of shares purchased to satisfy Plan requirements after the deduction of any applicable trading and service fees, with fractional shares calculated to three decimals.
Cost to Sell Shares through the Administrator	There is a $0.12 per share trading fee to have the Administrator sell shares held in your Plan account.	There is a $0.10 per share trading fee to have the Administrator sell shares held in your Plan account.

Reinvesting Dividends in TSYS Stock (if you own 100 Shares or more of TSYS Stock)	If you own 100 shares or more of TSYS stock, you can choose to reinvest all or a portion of the cash dividends paid on your shares without paying trading fees.	If you own 100 shares or more of TSYS stock, you can choose to reinvest all or a portion of the cash dividends paid on your shares without paying trading fees. Under the provisions of the Emergency Economic Stabilization Act of 2008, the Administrator is required by law to report the cost basis in shares of TSYS stock owned by you under the Plan to you as a participant in the Plan and to the Internal Revenue Service, or IRS. The IRS requires shareholders to reinvest a minimum of 10% of their dividend received on shares under the Plan each scheduled dividend payment date.
Discontinuation of Reinvestment of Dividends	To be effective for a given dividend payment, notice must be received by the Administrator prior to the record date for the dividend for that dividend to be paid in cash.	To be effective for a given dividend payment, notice must be received by the Administrator three days prior to the dividend payment date for that dividend to be paid in cash. If your request to terminate participation in the Plan is received less than three days prior to the dividend payment date, then that dividend will be reinvested. However, all subsequent dividends will be paid out in cash on all balances.

For questions regarding these changes or any other matters relating to the Plan or your account, please contact the Administrator at the address or telephone number listed above.

This document constitutes part of your Prospectus for the Plan and we suggest that you retain it for future reference.

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